Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267200

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated October 7, 2022)

Up To 16,213,419 Shares Of Common Stock

Issuable Upon Exercise Of Warrants

Up To 120,443,882 Shares of Common Stock

Up To 7,588,430 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated October 7, 2022 (the “Prospectus”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 21, 2023 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 16,213,419 shares of our common stock, par value $0.0001 per share (the “Common Stock”) consisting of (i) up to 5,450,000 shares of Common Stock that are issuable upon the exercise of 5,450,000 warrants (the “Sponsor Warrants”) originally issued to JAR Sponsor, LLC (the “Sponsor”) in private placements at a price of $1.00 per warrant in connection with the initial public offering (the “L&F IPO”) of L&F Acquisition Corp., a Cayman Islands exempted company, (ii) up to 2,138,430 shares of Common Stock that are issuable upon the exercise of 2,138,430 warrants (together with the Sponsor Warrants, the “Private Placement Warrants”) originally issued to Jefferies LLC, the underwriter of the L&F IPO, in private placements at a price of approximately $1.21 per warrant in connection with the L&F IPO, and (iii) up to 8,624,989 shares of Common Stock that are issuable upon the exercise of 8,624,989 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the L&F IPO. Each Warrant entitles the holder thereof to purchase one share of our Common Stock at a price of $11.50 per share.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (a) up to 120,443,882 shares of Common Stock consisting of (i) 89,348,952 shares of Common Stock issued as merger consideration to certain former stockholders of ZeroFox, Inc. and ID Experts Holdings, Inc., a Delaware corporation in connection with the consummation of the Business Combination (as defined in the Prospectus) based upon an implied equity consideration value of $10.00 per share, (ii) 193,039 shares of Common Stock issued upon the exercise by two of our executives of options assumed by us in connection with the consummation of the Business Combination at exercise prices of $0.49 per share and $0.60 per share, (iii) up to 137,253 shares of Common Stock issuable upon the exercise of options assumed by us in connection with the consummation of the Business Combination with a weighted average exercise price of $0.29 per share, (iv) 2,000,000 shares of Common Stock issued by us to certain investors in connection with the consummation of the Business Combination in a private placement at a price of $10.00 per share, (v) up to 16,863,708 shares of Common Stock that are issuable upon the conversion of $150 million aggregate principal amount of our 7.00%/8.75% Convertible Senior Cash/PIK Toggle Notes due 2025 (the “Notes”) issued by us to certain investors in connection with the consummation of the Business Combination in a private placement for an aggregate purchase price of $150 million, (vi) 4,312,500 shares of Common Stock originally purchased by the Sponsor for $25,000, or approximately $0.006 per share, in a private placement in connection with the L&F IPO, and (vii) up to 7,588,430 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, and (b) up to 7,588,430 Private Placement Warrants. The Notes have an initial conversion price of $11.50 per share, subject to adjustment as provided in the indenture governing the Notes. The number of shares issuable upon conversion of the Notes is calculated assuming that we exercise our option to pay interest in kind with respect to the Notes and further assumes conversion of the Notes after all interest payments prior to maturity are paid in kind and the Notes are converted and settled on the second business day prior to maturity. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on The Nasdaq Global Market and our Public Warrants are listed on The Nasdaq Capital Market under the symbols “ZFOX” and “ZFOXW,” respectively. On February 21, 2023, the last reported sales price of our Common Stock was $2.64 per share and the last reported sales price of our Public Warrants was $0.13 per Warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

See the section titled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 21, 2023.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

ZeroFox Holdings, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39722	98-1557361
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1834 S. Charles Street Baltimore, Maryland		21230
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (855) 936-9369

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	ZFOX ZFOXW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On February 20, 2023, the Compensation Committee of the Board of Directors (the “Compensation Committee”) approved the payment of incentive cash bonuses to James C. Foster (Chief Executive Officer), Timothy Bender (Chief Financial Officer, Treasurer and Assistant Secretary), Kevin Reardon (Chief Operating Officer), and Scott O’Rourke (Chief Revenue Officer)(each, an “Executive Officer”). The incentive bonuses for Messrs. Foster, Bender and Reardon were $250,000, $205,000, $200,000, respectively, and were awarded based on a number of factors including an assessment by the Compensation Committee of each Executive Officer’s individual performance for the fiscal year ended January 31, 2023 (“FY23”) as well as the performance by the Company during FY23. The incentive bonus approved for Mr. O’Rourke was $25,000 and based on achievements by the sales organization considered by the Compensation Committee; Mr. O’Rourke’s incentive bonus is in addition to the commissions received based on the Company’s bookings for FY23.

On February 20, 2023, the Compensation Committee also adopted the ZeroFox Holdings, Inc. Executive Incentive Plan (the “EIP”). The EIP is intended to establish a framework in order to provide for incentive cash bonuses to eligible employees, including the Executive Officers based on achievement of established performance goals. The Compensation Committee has the sole discretion and authority to administer and interpret the EIP and to determine the employees who are eligible to participate under the EIP. Performance goals and applicable performance period(s) will be established by the Compensation Committee. The EIP will be used primarily to establish goals and incentive awards on a quarterly and annual basis based on the fiscal year of the Company. Operating and financial metrics against which performance can be measured and used by the Compensation Committee to set performance goals include but are not limited to (a) revenue and/or annual recurring revenue (ARR), (b) expenses, (c) bookings, (d) operating income, (e) operating margin, (f) net operating income, (g) free cash flow, (h) earnings before interest, taxes, depreciation and amortization (EBITDA), (i) earnings per share, (j) customer retention, and (k) increase in share price. The Compensation Committee may also establish sales bonus payments under the EIP for sales personnel based on goals that are applicable to sales performance, as well as award discretionary bonuses. The attainment of performance goals will be determined at the end of each applicable performance period and bonus payments, if any, will be based on attainment of performance goals and/or as otherwise determined by the Compensation Committee. The Compensation Committee may suspend, amend or terminate the Plan at any time and for any reason.

The EIP will be filed as an exhibit to the Company’s Form 10-K for the fiscal year ended January 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZEROFOX HOLDINGS, INC.

Date: February 21, 2023	By:	/s/ Timothy S. Bender
	Name:	Timothy S. Bender
	Title:	Chief Financial Officer